UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-43060

MAYFAIR GOLD CORP.
(Translation of registrant’s name into English)

489 McDougall Street
Matheson, Ontario P0K 1N0, Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and exhibits hereto shall be deemed filed with the US Securities and Exchange Commission (“SEC”) solely for the purposes of incorporation by reference into and as part of the Registration Statement on Form F-3 (No. 001-43060) on file with and declared effective by the SEC.

SUBMITTED HEREWITH

Exhibit
99.1	Notice of Meeting and Record Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mayfair Gold Corp.

Date: April 20, 2026	By:	/s/ Kevin Annett
Name: Kevin Annett
Title: Chief Financial Officer